Mail Stop 3561

May 7, 2010

Mr. Michael W. Upchurch
Chief Financial Officer
427 West 12th Street
Kansas City, Missouri 64105

> **Re:** **Kansas City Southern**
> **Form 10-K for the year ended December 31, 2009**
> **Filed February 12, 2010**
> **File No. 001-04717**

Dear Mr. Upchurch:

We have reviewed your filing and your response dated April 27, 2010, and have the following additional comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the year ended December 31, 2009

Management's Discussion and Analysis of Financial Condition and Results of Operations
 Critical Accounting Policies and Estimates, page 43

We note your response to our prior comment number 4 in which you explain the various facts and circumstances considered in determining that a change in the useful lives of your concession assets was appropriate during the fourth quarter of 2009. In addition to the description of the change in estimated useful lives of the concession assets that you have agreed to provide in your 2010 Form 10-K, please also expand the disclosures provided in your critical accounting policies in future filings to explain in further detail the various facts and circumstances that were considered in determining that it was appropriate to extend the useful life of the concession assets for an additional fifty year period. Your revised disclosures should be presented in a level of detail consistent with your response to our prior comment number 4.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Claire Erlanger at (202) 551-3301 or Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

Mr. Michael W. Upchurch
Kansas City Southern
May 7, 2010
Page 3

                                        Sincerely,

                                        Linda Cvrkel
                                        Branch Chief
Via facsimile
(816) 983-1297